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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of May 2005

# ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Unaudited Interim Financial Statements: Third Quarter Ended 3/31/2005
   Form 52-109FT2: CEO Certification of Interim Filings During Transition Period
   Form 52-109FT2: CFO Certification of Interim Filings During Transition Period

2. First Quarter Interim Financial Statements: Management's Discussion and Analysis

3. Confirmation of mailing

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SEC 1815 (11-2002) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**ZENA CAPITAL CORP.**

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION'S AUDITORS.

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
March 31, 2005 and December 31, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

| | March 31, 2005 | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and term deposits – Note 4 | $ 55,329 | $ 92,207 |
| GST receivable | 2,078 | 1,442 |
| Accrued interest receivable | - | 820 |
| Prepaid expenses and deposits | 4,950 | 4,650 |
| | 62,357 | 99,119 |
| Mineral property – Schedule 1 | 288,592 | 271,034 |
| | $ 350,949 | $ 370,153 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable – Note 2 | $ 50,364 | $ 21,946 |
| **SHAREHOLDERS' EQUITY** | | |
| Share Capital – Note 3 | 592,109 | 592,109 |
| Contributed surplus | 22,241 | 21,351 |
| Deficit accumulated during the exploration stage | (313,765) | (265,253) |
| | 300,585 | 348,207 |
| | $ 350,949 | $ 370,153 |

SEE ACCOMPANYING NOTES

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the three months ended March 31, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to March 31, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

| | Three months ended March 31, | | February 8, 2000 (Date of Incorporation) to March 31, |
|---|---|---|---|
| | 2005 | 2004 | 2005 |
| **Administrative Expenses** | | | |
| Accounting and audit fees – Note 2 | $ 7,500 | $ 1,000 | $ 60,405 |
| Consulting – Note 2 | 18,000 | - | 51,344 |
| Filing fees | 2,850 | 4,550 | 29,835 |
| Interest and bank charges | 90 | 107 | 2,759 |
| Investor relations costs | 207 | 1,700 | 8,043 |
| Legal fees | 8,400 | 4,534 | 52,209 |
| Office and miscellaneous – Note 2 | 3,061 | 2,250 | 39,665 |
| Printing | - | 75 | 4,246 |
| Rent – Note 2 | 3,750 | 2,250 | 41,375 |
| Sponsorship costs | - | 14,750 | 22,250 |
| Transfer agent | 1,151 | 568 | 21,300 |
| Travel – Note 2 | 2,889 | - | 11,505 |
| Loss before other items | (47,898) | (31,784) | (344,936) |
| **Other items** | | | |
| Interest income | 276 | 484 | 29,492 |
| Property investigation costs | - | - | (5,680) |
| Write-down of promissory note | - | - | (6,000) |
| Stock-based compensation | (890) | - | (22,241) |
| Loss for the period before income tax provision | (48,512) | (31,300) | (349,365) |
| Recovery of future income tax asset | - | - | 35,600 |
| Net loss for the period | (48,512) | (31,300) | (313,765) |
| Deficit, beginning of period | (265,253) | (158,832) | - |
| Deficit, end of period | $ (313,765) | $ (190,132) | $ (313,765) |
| Basic and diluted loss per share | $ (0.01) | $ (0.01) | |
| Weighted average number of shares outstanding | 5,000,833 | 3,667,500 | |

SEE ACCOMPANYING NOTES

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to March 31, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

| | Three months ended March 31, | | February 8, 2000 (Date of Incorporation) to March 31, |
|---|---|---|---|
| | 2005 | 2004 | 2005 |
| **Operating Activities** | | | |
| Net loss for the period | $ (48,512) | $ (31,300) | $ (313,765) |
| Non-cash transactions: | | | |
| Write-down of promissory note | - | - | 6,000 |
| Stock-based compensation | 890 | - | 22,241 |
| Recovery of future income tax asset | - | - | (35,600) |
| Changes in non-cash working capital items related to operations: | | | |
| GST receivable | (636) | (1,749) | (2,078) |
| Accrued interest receivable | 820 | 1,091 | - |
| Prepaid expenses | (300) | 10,850 | (4,950) |
| Accounts payable | 28,418 | (4,109) | 50,364 |
| Cash used in operating activities | (19,320) | (25,217) | (277,788) |
| **Investing Activities** | | | |
| Promissory note receivable | - | - | (6,000) |
| Mineral property costs | (17,558) | (23,444) | (288,592) |
| | (17,558) | (23,444) | (294,592) |
| **Financing Activities** | | | |
| Shares issued for cash | - | - | 627,709 |
| Share subscriptions received | - | 200,000 | - |
| | - | 200,000 | 627,709 |
| Increase (decrease) in cash during the period | (36,878) | 151,339 | 55,329 |
| Cash and term deposit, beginning of period | 92,207 | 163,724 | - |
| Cash and term deposit, end of the period | $ 55,329 | $ 315,063 | $ 55,329 |

…/Cont'd

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to March 31, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

|  | Three months ended March 31, | | February 8, 2000 (Date of Incorporation) to March 31, |
|  | 2005 | 2004 | 2005 |
|---|---|---|---|
| Cash and term deposit represented by: |  |  |  |
| Cash | $ 51,329 | 140,063 | 51,329 |
| Term deposit | - | 175,000 | - |
| Funds held in trust | 4,000 | - | 4,000 |
|  | $ 55,329 | $ 315,062 | $ 55,329 |
| Supplemental disclosure of cash flow information: |  |  |  |
| Cash paid for: |  |  |  |
| Interest | $ - | $ - | $ - |
| Income taxes | $ - | $ - | $ - |

SEE ACCOMPANYING NOTES

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to March 31, 2005
(Stated in Canadian Dollars)

| | Common Stock Issued Shares | Common Stock Amount | Common Stock Subscriptions | Contributed Surplus | Deficit Accumulated during the Exploration Stage | Total |
|---|---|---|---|---|---|---|
| Balance, February 8, 2000 | - | $ - | $ - | $ - | $ - | $ - |
| Cash received on share subscriptions – at $0.075 | 2,250,000 | 168,750 | - | - | - | 168,750 |
| Net loss for the period | - | - | - | - | (674) | (674) |
| Balance, December 31, 2000 | 2,250,000 | 168,750 | - | - | (674) | 168,076 |
| Shares issued for cash | | | | | | |
| Pursuant to an initial public offering – at $0.15 | 1,350,000 | 202,500 | - | - | - | 202,500 |
| Less: finance charges | - | (53,666) | - | - | - | (53,666) |
| Pursuant to the exercise of agent's share purchase options – at $0.15 | 67,500 | 10,125 | - | - | - | 10,125 |
| Net loss for the year | - | - | - | - | (28,217) | (28,217) |
| Balance, December 31, 2001 | 3,667,500 | 327,709 | - | - | (28,891) | 298,818 |
| Net loss for the year | - | - | - | - | (54,014) | (54,014) |
| Balance, December 31, 2002 | 3,667,500 | 327,709 | - | - | (82,905) | 244,804 |

…/cont'd

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to March 31, 2005
(Stated in Canadian Dollars)

| | | Common Stock Issued Shares | Amount | Common Stock Subscriptions | Contributed Surplus | Deficit Accumulated during the Exploration Stage | Total |
|---|---|---|---|---|---|---|---|
| Shares subscribed for cash | | - | - | 100,000 | - | | 100,000 |
| Net loss for the year | | - | - | | - | (75,927) | (75,927) |
| Balance, December 31, 2003 | | 3,667,500 | 327,709 | 100,000 | - | (158,832) | 268,877 |
| Shares issued for cash Pursuant to a private placement | – at $0.225 | 1,333,333 | 300,000 | (100,000) | - | - | 200,000 |
| Recovery of future income tax asset | | - | (35,600) | - | - | - | (35,600) |
| Fair market value of stock-based compensation | | - | - | - | 21,351 | - | 21,351 |
| Net loss for the year | | - | - | - | - | (106,421) | (106,421) |
| Balance, December 31, 2004 | | 5,000,833 | 592,109 | - | 21,351 | (265,253) | 348,207 |
| Fair market value of stock-based compensation | | - | - | - | 890 | - | 890 |
| Net loss for the period | | - | - | - | - | (48,512) | (48,512) |
| Balance, March 31, 2005 | | 5,000,833 | $  592,109 | $            - | $  22,241 | $  (313,765) | $  (300,585) |

SEE ACCOMPANYING NOTES

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS
for the three months ended March 31, 2005 and
for the year ended December 31, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

| | Balance at December 31, 2003 | Additions | Balance at December 31, 2004 | Additions | Balance at March 31, 2005 |
|---|---|---|---|---|---|
| **Acquisition costs** | | | | | |
| Option payments | $ 10,000 | $ - | $ 10,000 | $ - | $ 10,000 |
| Legal fees | 9,211 | - | 9,211 | - | 9,211 |
| Advance royalty payments | 1,200 | - | 1,200 | - | 1,200 |
| | | | | | |
| Balance, ending | 20,411 | - | 20,411 | - | 20,411 |
| | | | | | |
| **Deferred exploration costs** | | | | | |
| Business plan | 3,000 | - | 3,000 | - | 3,000 |
| Consulting – Note 2 | 20,359 | 29,376 | 49,735 | 11,362 | 61,097 |
| Drilling | 16,941 | 19,140 | 36,081 | - | 36,081 |
| Geology | 12,950 | 4,731 | 17,681 | - | 17,681 |
| Geophysics | 2,350 | - | 2,350 | - | 2,350 |
| Leasing costs | - | 9,050 | 9,050 | - | 9,050 |
| Project supervisions and engineering | 30,944 | 48,789 | 79,733 | 6,196 | 85,929 |
| Travel | - | 10,391 | 10,391 | - | 10,391 |
| Other | - | 3,208 | 3,208 | - | 3,208 |
| | | | | | |
| Balance, ending | 86,544 | 124,685 | 211,229 | 17,558 | 228,787 |
| | | | | | |
| Equipment costs | - | 36,394 | 36,394 | - | 36,394 |
| | | | | | |
| Permit deposits | - | 3,000 | 3,000 | - | 3,000 |
| | | | | | |
| | $ 106,955 | $ 164,079 | $ 271,034 | $ 17,558 | $ 288,592 |

SEE ACCOMPANYING NOTES

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 1    Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company's audited December 31, 2004 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company's December 31, 2004 annual financial statements.

Note 2    Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors and an officer of the Company, by a company controlled by a significant shareholder (11%) of the Company and an officer of the Company:

|  | Three months ended March 31, | | February 8, 2000 (Date of Incorporation) to March 31, |
| --- | --- | --- | --- |
|  | 2005 | 2004 | 2005 |
| Accounting | $        6,500 | $        1,000 | $        48,965 |
| Consulting | 18,000 | - | 27,000 |
| Office and miscellaneous | 2,250 | 2,250 | 36,375 |
| Rent | 2,250 | 2,250 | 36,375 |
| Travel | 525 | - | 2,100 |
| Deferred exploration: |  |  |  |
| Consulting | 9,344 | - | 38,720 |
|  | $        38,869 | $        5,500 | $        189,535 |

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

An officer of the Company holds a 37.5% interest in the optionor's interest in the Company's mineral property.

Included in accounts payable and accrued liabilities at March 31, 2005 is $33,525 (December 31, 2004: $15,233) due to a partnership controlled by two directors of the Company and to a company controlled by a significant shareholder (11%) of the Company.

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 3    Share Capital

a)  Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b)  Escrow Shares:

At March 31, 2005, there were 2,022,334 (December 31, 2004: 2,022,334) common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows:

i)    404,466 on April 1, 2005 (subsequently released)
ii)   404,466 on October 1, 2005
iii)  404,466 on April 1, 2006
iv)  404,466 on October 1, 2006
v)   404,470 on April 1, 2007

c)  Share purchase warrants:

As at December 31, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

| Number | Exercise Price | Expiry Date |
|---|---|---|
| 1,022,221 | $0.30 | April 20, 2006 |
| 311,112 | $0.45 | April 20, 2006 |
| 1,333,333 | | |

d)  Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company's stock on the date of the grant and, unless otherwise stated, vest on the grant date. Summary status of the plan is as follows:

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 3    Share Capital – (cont'd)

d)  Share Purchase Options - (cont'd)

Stock-based Compensation Plan – (cont'd)

|  | Number | Weighted Average Value |
|---|---|---|
| Options outstanding December 31, 2003 | 272,500 | $0.15 |
| Granted | 225,000 | $0.26 |
| Cancelled | (50,000) | $0.30 |
| Options outstanding December 31, 2004 and March 31, 2005 | 447,500 | $0.19 |
| Options exercisable March 31, 2005 | 435,000 | $0.19 |

At March 31, 2005, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

| Number | Exercise Price | Granted | Expiry Date |
|---|---|---|---|
| 272,500 | $0.15 | March 16, 2004 | February 7, 2006 |
| 125,000 | $0.22 | April 12, 2004 | April 7, 2009 |
| *50,000 | $0.30 | April 12, 2004 | April 7, 2006 |
| 447,500 | | | |

* These share purchase options vest at 12,500 every three months beginning July 12, 2004.

**ZENA CAPITAL CORP.**
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 3      Share Capital – (cont'd)

d)   Share Purchase Options - (cont'd)

Stock-based Compensation Plan – (cont'd)

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

|  | Year ended December 31, 2004 |
|---|---|
| Risk free rate | 3.75% |
| Dividend yield | 0% |
| Expected volatility | 0.574 |
| Weighted average expected option life | 3.3 years |
| Weighted average fair value per share | $0.14 |

Note 4      Restricted Cash

Included in cash is $4,000 (December 31, 2005:  $4,000) held in trust, by the Company's lawyer, for possible future royalty payments related to the Lapin Barite Property.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital Corp., certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zena Capital Corp., (the "issuer") for the interim period ending March 31, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

May 30, 2005
---
Date


*/s/Terry Amisano*
---
Signature


President
---
Title

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zena Capital Corp., (the "issuer") for the interim period ending March 31, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

May 30, 2005
Date


*/s/Roy Brown*
Signature


Chief Financial Officer
Title

# ZENA CAPITAL CORP.
ANNUAL REPORT
for the three months ended March 31, 2005

## MANAGEMENT DISCUSSION AND ANALYSIS

1.1     Date of Report: May 30, 2005

1.2     Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement with Byard MacLean of Vancouver, British Columbia to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals ("Minerals"), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the "Industrial Minerals Property"). The Company and Byard MacLean are arm's-length parties. The properties consist of 12 claims (12 units) encompassing 300 hectares. In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company must spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the "Program"). The proposed Option served as the Company's Qualifying Transaction pursuant to Policy 2.4 of the TSX. On April 2, 2004, the Company completed its Qualifying Transaction and its trading was reinstated on the Exchange. The Company is no longer considered a Capital Pool Company. The Company incorporated a wholly owned subsidiary Rock Creek Minerals Ltd. under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs. The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent. As a result of these expenditures, the Company earned a 30% interest. The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5. The Company has, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it's Qualifying Transaction, commenced Phase 2. Phase 2 of the Program includes exploration, equipment purchase and completion of production and test marketing of a "bulk sample" of up to 10,000 tons of barite. Permission to obtain a permit for the "bulk sample" has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals. The qualified engineering report (43-101 compliant report) has categorized this resource. Proceeds from the sale of Minerals from Phase 2 of the Program are to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase 3 of the Program, should the Company elect to proceed with Phase 3 of the Program.

After completion of the Program, the Company will own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean) and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the "bulk sample". Minimum advance royalty payments of $4,000 per year are payable by July 31. Roy Brown, an officer of the Company (director and officer of Company's subsidiary) holds 37.5% of Byard MacLeans interest in the Industrial Minerals Property.

The Company can purchase the 20% Net Profit Royalty after completion of Phase 2, but prior to Phase 3 commencing for $400,000.  After completion of Phase 3, the purchase price of the 20% is subject to an independent valuation.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry's exploration and developmental drilling programs.  The Company's research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is no existing production available in B.C.

Operations during the three months ended March 31, 2005 were primarily related to further expenditures on Phase 2 of the Industrial Mineral Property (see detail below), and issues with respect to access to the Property.  During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it's Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision and the commencement of Phase 3 (mill construction and commercial production), as outlined in it's Option Agreement. Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was  completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company has attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.   The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board to settle the terms of access.  The Company submitted to the Board on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the Mediation and Arbitration Board process.  The Company is confident that it will be successful in obtaining access.  The Company attended the first meeting, along with the landowner and a member of the Mediation and Arbitration Board on May 12, 2005 wherein a further meeting date in late June and location was set to mediate the terms of access to the Property.  Zena intends to review all options available to gain access, including the mediation and arbitration above noted, and to mitigate losses and costs that are currently ongoing while permits and property access have been temporarily withheld. Access to the property, once granted, will allow Zena to complete reclamation on the 2004 program that was not completed due to access being withheld.  Phase 2 has not yet completed, as the Company was unable to complete the required expenditures due to its inability to gain access to the property.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. ("MI") for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

1.3      Selected Annual Information

Not applicable

1.4      Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss over the comparative quarter has increased primarily due to the increased activity with respect to administrative costs related the Industrial Minerals Project, as discussed in section 1.5.  The Company also incurred the balance of sponsorship costs in the first quarter of 2004.  The Company's significant project is the Industrial Minerals Project, detailed in section 1.2.  The Company intends to continue with its plan to acquire the 100% interest in the Industrial Mineral Project, as discussed in section 1.2.

1.5      Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

|  | Q1<br>Mar 31<br>2005 | Q4<br>Dec 31<br>2004 | Q3<br>Sept 30<br>2004 | Q2<br>June 30,<br>2004 | Q1<br>Mar 31<br>2004 | Q4<br>Dec 31,<br>2003 | Q3<br>Sept 30,<br>2003 | Q2<br>June 30,<br>2003 |
|---|---|---|---|---|---|---|---|---|
| Total revenues | $        - | $        - | $        - | $        - | $        - | $        - | $        - | $        - |
| **Net income (loss) before discontinued operations and extraordinary items:** | | | | | | | | |
| Total | $ (48,512) | $ 21,974 | $ (41,624) | $ (55,471) | $ (31,300) | $ (33,745) | $ (6,126) | $ (19,124) |
| Per share | $ (0.01) | $ 0.00 | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.00) | $ (0.01) |
| Per share, fully diluted | $ (0.01) | $ 0.00 | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.00) | $ (0.01) |
| **Net income (loss):** | | | | | | | | |
| Total | $ (48,512) | $ 21,974 | $ (41,624) | $ (55,471) | $ (31,300) | $ (33,745) | $ (6,126) | $ (19,124) |
| Per share | $ (0.01) | $ 0.00 | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.00) | $ (0.01) |
| Per share, fully diluted | $ (0.01) | $ 0.00 | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.00) | $ (0.01) |

The Company reported a net loss of $48,512 for the three months ended March 31, 2005.  Administrative expenses for the three months ended March 31, 2005 increased by $16,114 compared to the three months ended March 31, 2004.  This was primarily due to the increased activity with respect to administrative costs regarding the continuation of Phase 2 of the Program.  Commencing January 2005, the Company increased payments to consultants from $2,000 per month to a total of $6,000 per month for services with respect to the administration of the Company.  A total of $1,000 per month of these services is being paid to a partnership controlled by directors of the Company.  There were no sponsorship costs in the three months ended March 31, 2005, as these costs were 'one-time' costs associated with the Company's application to trade on the TSX Venture Exchange.  Audit costs were greater in the current quarter as the Company's estimate of audit costs that were accrued at December 31, 2004 were understated by $6,000.  This amount was recorded in the first quarter of 2005.  Legal costs have increased due to increased costs of maintaining the Company's listing on the TSX venture exchange.

The Company has incurred a total of $17,558 in costs for the quarter with respect to Phase 2 costs on the Industrial Mineral Property, as described above. Details of these costs are disclosed in Schedule 1 of the financial statements.

Other expense for the period included $890 for stock-based compensation expense related to the vesting of share purchase options to Roy Brown.

1.6     Liquidity

The Company has total assets of $350,949. The Primary assets of the Company are cash of $55,329, and a mineral property carried at $288,592. The Company has no long-term liabilities and has working capital of $11,993. It is management's opinion that these assets are sufficient to meet the Company's obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time. However the Company has commenced discussions with respect to obtaining sufficient funds to enable it to continue with its business plan during the remainder of this fiscal year. These funds may be obtained via loans or private placements of the Company's common shares.

1.7     Capital Resources

The only capital resource of the Company is the mineral property, carried at $288,592. The Company's intention is to commit further funds for further expenditures on this property, as detailed in section 1.2. There are currently no specific expected sources of funds to fulfil its property option requirements, however, the Company has commenced discussions with interested parties regarding same.

1.8     Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9     Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, Kevin Hanson and Terry Amisano, an officer of the Company, Roy Brown (the deferred exploration costs – consulting and travel costs) and a Company controlled by significant shareholder (11%) of the Company (consulting fees), Greg Burnett, as follows:

|  | Three months Ended March 31, 2005 | | Three months Ended March 31, 2004 |
|---|---|---|---|
| Accounting | $ | 6,500 | $ | 1,000 |
| Consulting |  | 18,000 |  | - |
| Office and miscellaneous |  | 2,250 |  | 2,250 |
| Rent |  | 2,250 |  | 2,250 |
| Travel |  | 525 |  | - |
| Deferred exploration costs: |  |  |  |  |
| Consulting |  | 9,344 |  | - |
|  | $ | 38,869 | $ | 5,500 |

These expenditures are measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Roy Brown, an officer of the Company and an officer and director of the Company's subsidiary, holds 37.5% of Byard MacLean's interest in the Industrial Mineral Property.

Included in accounts payable is $18,525 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $15,000 due to a Company controlled by a significant shareholder (11%) of the Company (Greg Burnett).

1.10    First Quarter

The first quarter events were primarily related to continued work with respect to the Industrial Mineral Property, administration of the Company and seeking a listing on the OTCBB.  The Property work was primarily relating to the removal of the temporary withholding of access.

1.11    Proposed Transactions

N/A

1.12    Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13    Changes in Accounting Policies

The Company adopted no new accounting policies during the three months ended March 31, 2005.

1.14    Financial Instruments and Other Instruments

The carrying value of cash and term deposits and accounts payable approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15    Other MD&A Requirement

a)  Additional information relating to the Company is on SEDAR at www.sedar.com.

b)  Disclosure of Outstanding Share Data

    i)      Authorized:
        100,000,000 common shares without par value
        100,000,000 preferred shares without par value

    ii)  Common shares issued:

|  | Number | Amount |
|---|---|---|
| Balance, March 31, 2005 and May 25, 2005 | 5,000,883 | $ 592,109 |

    iii) Share purchase options

At March 31, 2005 and May 25, 2005, there were 447,500 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held as follows:

| Number | Exercise Price | Granted | Expiry Date |
|---|---|---|---|
| 272,500 | $0.15 | March 16, 2000 | February 7, 2006 |
| 125,000 | $0.22 | April 12, 2004 | April 7, 2009 |
| 50,000* | $0.30 | April 12, 2004 | April 7, 2006 |
| 447,500 | | | |

* These share purchase options vest at 12,500 every three months beginning July 12, 2004.

    iv) Share purchase warrants

As at March 31, 2005and May 25, 2005, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitle the holder to purchase an additional common share as follows:

| Number | Exercise Price | Expiry Date |
|---|---|---|
| 1,022,221 | $0.30 | April 20, 2006 |
| 311,112 | $0.45 | April 20, 2006 |
| 1,333,333 | | |

1.15    Other MD&A Requirement – (cont'd)

     v)    Escrow Shares:

        At March 31, 2005, there were 2,022,332 common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

          i)    404,466 on April 1, 2005, (released);
          ii)    404,466 on October 1, 2005;
          iii)    404,466 on April 1, 2006;
          iv)    404,466 on October 1, 2006;
          v)    404,470 on April 1, 2007;

Zena Capital Corp.
604-750 West Pender Street
Vancouver, B.C.
V6C-2T7
604-689-0188

May 30, 2005

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver BC  V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re: Zena Capital Corp.

Please be advised that the undersigned declares and confirms that the March 31, 2005 financial statements were mailed to each shareholder on the supplemental mailing list maintained in accordance with National Policy 41.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,
ZENA CAPITAL CORP.


 'Kevin Hanson'

Kevin Hanson, Director


o\zena.confmail032005

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Zena Capital Corp. -- SEC File No. 0-50829</u>
(Registrant)

Date: <u>June 1, 2005</u>     By <u>/s/ Terry Amisano</u>
                               Terry Amisano, President/Director